Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to

Prospectus Supplement dated September 16, 2016 to

Prospectus dated September 6, 2016

Registration No. 333-213294

Wheeler Real Estate Investment Trust, Inc.

1,600,000 Shares

Series D Cumulative Convertible Preferred Stock

(Liquidation Preference $25.00 per Share)

Final Term Sheet

Issuer:	Wheeler Real Estate Investment Trust, Inc. (the “Issuer”)

Type of Security:	Series D Cumulative Convertible Preferred Stock (the “Shares”)

Base Shares:	1,600,000

Liquidation Preference:	$25.00 per Share

Base Amount:	$40,000,000

Overallotment Shares:	240,000

Overallotment Amount:	$6,000,000

Estimated Trade Date:	September 16, 2016

Settlement Date (T+3):	September 21, 2016

Dividend Rate:	8.75% per annum of the $25.00 liquidation preference per share (equivalent to the fixed annual amount of $2.1875 per share) (the “Initial Rate”). Commencing on September 21, 2023, the Issuer will pay cumulative cash dividends on the Shares at an annual dividend rate of the Initial Rate increased by 2.0% of the liquidation preference per annum, which will increase by an additional 2.0% of the liquidation preference per annum on each subsequent anniversary thereafter, subject to a maximum annual dividend rate of 14%.

Adjustment to Dividend Rate— Default Period:

Subject to the cure provisions described below, a default period (“Default Period”) with respect to the Shares will commence on a date the Issuer fails to deposit sufficient funds for the payment of dividends as required in connection with a dividend payment date or date of redemption. A Default Period will end on the business day on which, by 12:00 noon, New York City time, an amount equal to all unpaid dividends and any unpaid redemption price has been deposited irrevocably in trust in same-day funds with the Issuer’s transfer agent, in its capacity as redemption and paying agent (the “Redemption and Paying Agent”). The applicable dividend rate for each day during the Default Period will be equal to the then-current dividend rate plus 2.0% of the $25.00 stated liquidation preference, or $0.50 per annum.

No Default Period will be deemed to commence if the amount of any dividend or any redemption price due (if such default is not solely due to the Issuer’s willful failure) is deposited irrevocably in trust, in same-day funds with the Redemption and Paying Agent by 12:00 noon, New York City time, on a business day that is not later than three business days after the applicable dividend payment date or redemption date.

Price to Investors:	$25.00 per Share

Underwriters’ Discount:	$1,600,000 ($1,840,000 inclusive of option to purchase additional shares)

Net Proceeds to Issuer (after underwriters’ discount, commissions, fees and estimated expenses payable by Issuer):	$38,050,000 ($43,798,000 inclusive of option to purchase additional shares)

Dividend Payment Dates:	January 15th, April 15th, July 15th and October 15th of each year

Dividend Record Dates:	December 30th, March 30th, June 30th and September 30th of each year

Voluntary Conversion:	The holder of a Share may convert such Share at any time into shares of the Issuer’s common stock, $0.01 par value per share (the “Common Stock”), at an initial conversion rate of $2.12 per share of Common Stock. Such conversion shall occur on the date following the record date for the next dividend payment.

Redemption Provisions:	Generally, the Issuer may not redeem any Shares prior to September 21, 2021, except in limited circumstances. On and after September 21, 2021, the Issuer may, at its option, redeem Shares, in whole or in part, at any time, solely for cash at a redemption price of $25.00 per Share, plus an amount equal to all accrued and unpaid dividends, if any, to and including the redemption date.

Commencing September 21, 2023, the holders of Shares may, at their option, elect to cause the Issuer to redeem any or all of their Shares at a redemption price of $25.00 per Share, plus an amount equal to all accrued but unpaid dividends, if any, to and including the redemption date, payable in cash or in shares of Common Stock, or any combination thereof, at the Issuer’s option.

If the Issuer fails to maintain asset coverage of at least 200%, calculated as set forth in the Prospectus Supplement, and such failure is not timely cured, then the Issuer will be required to redeem shares of Redeemable and Term Preferred Stock (as that term is defined in the Prospectus Supplement), which may include Shares, at least equal to the lesser of (x) the minimum number of shares of Redeemable and Term Preferred Stock that will result in the Issuer having an asset coverage ratio of at least 200% and (y) the maximum number of shares of Redeemable and Term Preferred Stock that can be redeemed solely out of funds legally available for such redemption.

Change of Control:	Upon the occurrence of a Change of Control/Delisting (as that term is defined in the Prospectus Supplement), the Issuer will have the option to redeem the Shares, in whole or in part, within 120 days, solely in cash for $25.00 per Share, plus an amount equal to all accrued and unpaid dividends, if any. Further, if the Issuer does not redeem upon the occurrence of a Change of Control/Delisting, the holders of Shares will have the option to cause the Issuer to redeem their Shares, solely in cash, for $25.00 per Share, plus an amount equal to all accrued but unpaid dividends, if any.

Voting Rights:	Holders of Shares will generally have no voting rights. However, if dividends on the Shares have not been paid for each of six or more consecutive quarterly periods, the holders of Shares along with holders of all other classes or series of preferred stock ranking on parity with the Shares with respect to the payment of dividends and the distribution of assets upon the Issuer’s liquidation, dissolution or winding up (collectively, the “Parity Preferred Stock”) will have the right to elect two (2) additional members to the Issuer’s Board of Directors until all accrued and unpaid dividends with respect to the Shares and the Parity Preferred Stock, if any, have been paid or declared and a sum sufficient for the payment thereof set apart for payment. Further, the holders of Shares will have voting rights with respect to amendments or alterations to the Issuer’s charter that would materially and adversely affect the terms of the Shares, and other matters which may negatively affect the rights of holders of Shares, as set forth in the Prospectus Supplement.

Listing:

The Issuer has been approved to list the Shares on the Nasdaq Capital Market under the symbol “WHLRD.” The Issuer expects trading in the Shares on the Nasdaq Capital Market to begin on or about September 21, 2016. The expected trading date is subject to the approval of the Nasdaq Capital Market and could change.

CUSIP / ISIN:	963025 606 / US9630256066

Co-Book-Running Managers:	Compass Point Research & Trading, LLC and Wunderlich Securities, Inc.

Lead Manager:	Ladenburg Thalmann & Co. Inc.

The offering is being made pursuant to the Issuer’s shelf registration statement, which was declared effective by the U.S. Securities and Exchange Commission (“SEC”) on September 6, 2016. Before you invest, you should read the prospectus supplement and the accompanying base prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. Copies of the prospectus supplement and the accompanying base prospectus may be obtained from the SEC’s website at www.sec.gov or by contacting: Compass Point Research & Trading, LLC, Attention: Equity Syndicate, 1055 Thomas Jefferson Street N.W., Suite 303, Washington, DC 20007 or by email:

syndicate@compasspointllc.com; or Wunderlich Securities, Inc., Attention: Equity Syndicate, 6000 Poplar Avenue, Suite 150, Memphis, Tennessee 38119, or by email at syndicate@wundernet.com.